Condensed Interim Consolidated Financial Statements

For the Nine Months Ended May 31, 2013

(In US Dollars)

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Stellar Biotechnologies, Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the Nine Months Ended May 31, 2013

(Expressed in US Dollars)

	May 31, 2013	August 31, 2012
		(Note 13)
Assets:

Current assets:
Cash and cash equivalents	$ 1,788,684	$ 998,998
Amounts receivable (Note 4)	9,101	16,924
Prepaid expenses	32,764	32,228

Total current assets	1,830,549	1,048,150

Noncurrent assets:
Property, plant and equipment (Note 5)	263,977	332,990
Licensing rights (Note 6)	123,809	145,238
Deposits	15,900	17,500

Total noncurrent assets	403,686	495,728

Total Assets	$ 2,234,235	$ 1,543,878

Liabilities and Shareholders’ Equity (Deficiency):

Current liabilities:
Accounts payable and accrued liabilities	$ 241,297	$ 434,654
Deferred revenue	97,970	127,477

Total current liabilities	339,267	562,131

Long-term liabilities:
Warrant liability (Note 8)	5,011,775	130,137

Total Liabilities	5,351,042	692,268

Shareholders’ equity (deficiency):
Share capital (Note 8)	9,107,810	8,016,895
Shares to be issued (Note 8)	1,493,637	1,493,637
Share-based payment reserve (Note 8)	2,180,578	1,658,591
Deficit	(15,898,832)	(10,317,513)
Total shareholders’ equity (deficiency)	(3,116,807)	851,610
Total Liabilities and Shareholders’ Equity (Deficiency)	$ 2,234,235	$ 1,543,878

Nature of Operations and Going Concern (Note 1)

Commitments (Note 7)

Events After the Reporting Period (Note 13)

These condensed interim consolidated financial statements were approved for issuance by the Board of Directors on July 25, 2013 and are signed on its behalf by:

Director

Signed:  “Frank Oakes”

Director

Signed:  “Mayank Sampat”

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Stellar Biotechnologies, Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Unaudited – Prepared by Management)

(Expressed in US Dollars)

	Three Months Ended		Nine Months Ended
	May 31, 2013	May 31, 2012	May 31, 2013	May 31, 2012
		(Note 13)		(Note 13)
Revenues:
Contract income	$ 15,000	$ 15,000	$ 45,000	$ 45,000
Commercial sales	12,050	9,500	51,275	123,425
Grant revenue	46,164	18,669	154,147	68,351
	73,214	43,169	250,422	236,776

Costs of Production, Aquaculture and Grants:
Costs of production and aquaculture	55,800	75,082	212,240	399,215
Grant costs	46,164	21,175	154,147	72,954
	101,964	96,257	366,387	472,169
Gross Margin (Loss)	(28,750)	(53,088)	(115,965)	(235,393)

Expenses:
Salaries, wages and benefits	198,720	297,280	554,882	974,593
Research and development	178,202	332,184	684,662	1,219,987
Legal, consulting and professional services	43,297	164,358	218,560	463,597
Share-based payments (Note 8)	201,298	598,181	521,987	1,394,097
General and administration	127,702	154,959	416,702	457,964
Amortization and depreciation	30,951	27,842	92,853	82,151
Allocation of expenses to grant costs	(19,816)	(6,544)	(63,467)	(29,591)
	760,354	1,568,260	2,426,179	4,562,798

Other Income:
Loss recovery (Note 10)	-	-	-	105,000
Foreign exchange loss	(30,389)	(29,209)	(60,343)	(15,569)
Change in fair value of warrant liability (Note 8)	(353,119)	244,568	(2,981,740)	1,219,720
Interest income	1,075	1,176	3,708	4,066
	(382,433)	216,535	(3,038,375)	1,313,217

Loss Before Income Tax	(1,171,537)	(1,404,813)	(5,580,519)	(3,484,974)
Income tax expense	-	-	800	800
Loss and Comprehensive Loss for the Period	$ (1,171,537)	$ (1,404,813)	$ (5,581,319)	$ (3,485,774)

Loss per common share – basic and diluted	$ (0.02)	$ (0.03)	$ (0.11)	$ (0.08)
Weighted average number of common shares outstanding	53,489,763	43,953,257	50,409,302	43,650,650

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Stellar Biotechnologies, Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited – Prepared by Management)

(Expressed in US Dollars)

	Nine Months Ended
	May 31, 2013	May 31, 2012
		(Note 13)

Cash Flows From (Used In) Operating Activities:
Loss for the period	$ (5,581,319)	$ (3,485,774)

Items not affecting cash:
Amortization and depreciation	92,853	82,151
Share-based payments	521,987	1,394,097
Foreign exchange (gain) loss	23,597	15,831
Change in fair value of warrant liability	2,981,740	(1,219,720)

Changes in non-cash working capital items:
Amounts receivable	(52,520)	(22,806)
Prepaid expenses	(536)	4,198
Accounts payable and accrued liabilities	(193,357)	55,352
Deferred revenue	(29,507)	153,355
Net cash used in operating activities	(2,237,062)	(3,023,316)

Cash Flows From (Used In) Financing Activities:
Proceeds from exercise of warrants and options	-	858,665
Share subscription proceeds	3,115,875	-
Share issuance costs	(125,062)	-
Net cash provided by financing activities	2,992,413	858,665

Cash Flows From (Used In) Investing Activities:
Acquisition of property, plant and equipment	(2,411)	(26,181)
Net cash used in investing activities	(2,411)	(26,181)

Effect of exchange rate changes on cash and cash equivalents	36,746	(262)

Net change in cash and cash equivalents	789,686	(2,191,094)

Cash and cash equivalents – beginning of period	998,998	4,145,492
Cash and cash equivalents – end of period	$ 1,788,684	$ 1,954,398

Cash (demand deposits)	$ 1,498,325	$ 1,326,017
Cash equivalents	290,359	628,381
Cash and cash equivalents	$ 1,788,684	$ 1,954,398

Supplemental disclosure of non-cash transactions (Note 11)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Stellar Biotechnologies, Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited – Prepared by Management)

(Expressed in US Dollars)

	Number of Shares	Share Capital	Shares to be Issued	Share-based Payment Reserve	Deficit	Total
Balance – August 31, 2011 (Note 13)	41,611,831	$ 6,541,810	$ 651,000	$ 992,147	$ (5,120,817)	$ 3,064,140

Performance shares to be issued	-	-	837,000	-	-	837,000
Proceeds from exercise of warrants	2,318,600	830,716	-	-	-	830,716
Transfer to share capital on exercise of warrants	-	190,425	-	-	-	190,425
Proceeds from exercise of options	100,000	27,950	-	-	-	27,950
Transfer to share capital on exercise of options	-	23,618	-	(23,618)	-	-
Share-based payments	-	-	-	557,097	-	557,097
Loss for the period	-	-	-	-	(3,485,774)	(3,485,774)
Balance – May 31, 2012 (Note 13)	44,030,431	$ 7,614,519	$ 1,488,000	$ 1,525,626	$ (8,606,591)	$ 2,021,554

Balance – August 31, 2012	45,413,561	$ 8,016,895	$ 1,493,637	$ 1,658,591	$ (10,317,513)	$ 851,610

Private placements, net of issuance costs	9.258.400	1,090,915	-	-	-	1,090,915
Share-based payments	-	-	-	521,987	-	521,987
Loss for the period	-	-	-	-	(5,581,319)	(5,581,319)
Balance – May 31, 2013	54,671,961	$ 9,107,810	$ 1,493,637	$ 2,180,578	$ (15,898,832)	$ (3,116,807)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Stellar Biotechnologies, Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the Nine Months Ended May 31, 2013

(Expressed in US Dollars)

1.

Nature of Operations and Going Concern

Stellar Biotechnologies, Inc. (“the Company”, formerly CAG Capital Inc.) is listed on the TSX Venture Exchange (‘the Exchange”) as a Tier 2 issuer under the trading symbol KLH since April 19, 2010 (formerly under CAG.P) and in the US under the trading symbol SBOTF as of April 4, 2012, and uplisted to OTCQB effective January 14, 2013.

On April 7, 2010, the Company changed its name to Stellar Biotechnologies, Inc.  On April 12, 2010, the Company completed a reverse merger transaction with Stellar Biotechnologies, Inc. (“Stellar CA”) which is incorporated under the laws of the State of California, USA. The Company’s head office is 332 E. Scott Street, Port Hueneme, California, 93041, USA, and the registered and records office is 401 – 1231 Barclay Street, Vancouver, BC, V6E 1H5, Canada.

The Company’s business is to commercially produce and market Keyhole Limpet Hemocyanin (“KLH”) as well as to develop new technology related to culture and production of KLH and subunit KLH (“suKLH”) formulations.  The Company markets KLH and suKLH formulations to customers in the United States and Europe.

The Company has received grants for the development of new technology from the National Institutes of Health, National Cancer Institute (“NIH”), the National Science Foundation (“NSF”) including grants under its Technology Enhancement for Commercial Partnerships (“TECP”) program, and Internal Revenue Service (“IRS”) qualifying therapeutic discovery project grants.

The accompanying financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

For the nine months ended May 31, 2013, the Company reported a loss of $5,581,319 (2012 - $3,485,774), an accumulated deficit of $15,898,832 (August 31, 2012 - $10,317,513) and working capital of $1,491,282 (August 31, 2012 - $486,019).

In the past, operations of the Company have primarily been funded by the issuance of common shares, exercise of warrants, grant revenues, contract income, and commercial sales.  As at May 31, 2013, the Company has remaining revenues available under the NSF SBIR Phase IIB grant program of approximately $291,000.  However, additional financial resources are needed to support the Company’s initiatives at the current level.   Ongoing effort is placed by management on expanding the customer base for existing marketed products, reducing operating costs, and the Company is continuing to seek additional financing alternatives, including nondilutive financing through grants, collaboration and licensing arrangements, and additional equity financing.  The Company’s ability to increase its revenues or raise additional capital to generate sufficient cash flows to continue as a going concern is subject to risks which are beyond management’s control. There can be no assurance that such financing can be obtained on a timely basis or on favorable terms.

Without raising additional financial resources or achieving profitable operations, there is substantial doubt about the ability of the Company to continue as a going concern.  These condensed interim consolidated financial statements do not reflect the adjustments that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and settle its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying condensed interim consolidated financial statements.  Such adjustments could be material.

Stellar Biotechnologies, Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the Nine Months Ended May 31, 2013

(Expressed in US Dollars)

2.

Basis of Presentation and IFRS Statement of Compliance

International Financial Reporting Standards Statement of Compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting using  International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).  These condensed interim consolidated financial statements have been prepared on the basis of accounting, policies and methods of computation consistent with those applied in, and should be read in conjunction with, the Company’s August 31, 2012 consolidated financial statements.

Basis of Presentation

The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit or loss, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The preparation of these condensed interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the application of policies and reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the period. Actual results could differ from these estimates.

These condensed interim consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the condensed interim consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The condensed interim consolidated financial statements of the Company are presented in US dollars, unless otherwise stated, which is the presentation currency.

3.

Significant Accounting Policies

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited annual consolidated financial statements as at August 31, 2012. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2012.

A number of new standards, amendments to standards and interpretations are effective in future years. The Company does not expect to adopt any of these standards before their effective dates and they have not been applied in preparing these condensed interim consolidated financial statements.  New standards effective for annual periods beginning on or after January 1, 2013, include IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IFRS 13 Fair Value Measurement, and amendments to IFRS 7 Financial Instruments: Disclosure, IAS 19 Employee Benefits, IAS 27 Separate Financial Statements, and IAS 28 Investments in Associates and Joint Ventures.  Amendments to IAS 32 Financial Instruments: Presentation are effective for annual periods beginning on or after January 1, 2014.  IFRS 9 Financial Instruments is effective for annual periods beginning after January 1, 2015.

Stellar Biotechnologies, Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the Nine Months Ended May 31, 2013

(Expressed in US Dollars)

3.

Significant Accounting Policies (continued)

The Company continues to evaluate the impact of these standards on its accounting policies and consolidated financial statements.  The extent of the effects of the new accounting standards on the consolidated financial statements has not been determined.

Amendments to IAS 12 Income Taxes and IAS 1 Financial Statement Presentation are effective for the year ending August 31, 2013.  Implementation of these amendments is not expected to have a significant effect on the consolidated financial statements of the Company.

4.

Amounts Receivable

	May 31, 2013	August 31, 2012

Amounts receivable	$ 2,530	$ 9,318
Contract receivable	5,000	5,000
GST receivable	1,571	2,606

	$ 9,101	$ 16,924

5.

Property, Plant and Equipment

Cost:	Aquaculture System	Laboratory	Computer and Office Equipment	Tools and Equipment	Vehicles	Leasehold Improvements	Total PP&E

Balance – August 31, 2012	$ 58,923	$ 62,033	$ 56,710	$ 383,956	$ 10,997	$ 59,107	$ 631,726

Additions	-	-	-	2,411	-	-	2,411
Balance – May 31, 2013	$ 58,923	$ 62,033	$ 56,710	$ 386,367	$ 10,997	$ 59,107	$ 634,137

Accumulated depreciation:	Aquaculture System	Laboratory	Computer and Office Equipment	Tools and Equipment	Vehicles	Leasehold Improvements	Total PP&E

Balance – August 31, 2012	$ (44,803)	$ (62,033)	$ (14,978)	$ (138,977)	$ (3,299)	$ (34,646)	$ (298,736)

Additions	(2,275)	-	(8,720)	(54,926)	(1,650)	(3,853)	(71,424)
Balance – May 31, 2013	$ (47,078)	$ (62,033)	$ (23,698)	$ (193,903)	$ (4,949)	$ (38,499)	$ (370,160)

Carrying Value:	Aquaculture System	Laboratory	Computer and Office Equipment	Tools and Equipment	Vehicles	Leasehold Improvements	Total PP&E

Balance – August 31, 2012	$ 14,120	$ -	$ 41,732	$ 244,979	$ 7,698	$ 24,461	$ 332,990

Balance – May 31, 2013	$ 11,845	$ -	$ 33,012	$ 192,464	$ 6,048	$ 20,608	$ 263,977

Stellar Biotechnologies, Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the Nine Months Ended May 31, 2013

(Expressed in US Dollars)

6.

Licensing Rights

During 2010 the Company paid a $200,000 license fee for intellectual property arising under a research collaboration agreement to a customer for licensing rights outside the customer’s field of use.  The customer and the Company will jointly own the rights to practice the resulting intellectual properties within specified fields of use.  The research collaboration agreement terminated August 31, 2011.  The related licensing rights do not have a fixed term or termination provisions.  The license rights are amortized over the useful life of seven years and are shown net of accumulated impairment losses, if any.

	Licensing Rights	Accumulated Amortization	Carrying Amount

Balance at August 31, 2012	$ 200,000	$ (54,762)	$ 145,238

Amortization expense		(21,429)	(21,429)
Balance at May 31, 2013	$ 200,000	$ (76,191)	$ 123,809

7.

Commitments

The Company leases three buildings and facilities under sublease agreements with the Port Hueneme Surplus Property Authority.  On September 1, 2010, the Company exercised its option to extend the three buildings and facilities sublease agreements.  The Company has an option to extend the lease for another five years.

The Company also leases office facilities effective July 1, 2011 for a term of three years with the option to extend for an additional two years.  The Company must also pay a portion of the common area maintenance.

Future minimum lease payments are as follows:

	May 31, 2013	August 31, 2012
For The Year Ending August 31,
2013	$ 38,495	$ 148,531
2014	143,735	139,238
2015	89,349	84,852
2016	14,892	14,142

	$ 286,471	$ 386,763

Rent expense on these lease agreements for the nine months ended May 31, 2013 was $133,436 (2012 - $128,376).

The Company has purchase order commitments totalling approximately $72,000 as at May 31, 2013, for contracts and consultants (August 31, 2012 - $157,000).

The Company has commitments under certain supply agreements with customers for fixed prices per gram on a non-exclusive basis except within that customer’s field of use.  Two of the agreements automatically renew each January unless terminated in writing by either party.  One agreement has a term through June 2013 and then extends for an additional one-year term with written agreement.

Stellar Biotechnologies, Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the Nine Months Ended May 31, 2013

(Expressed in US Dollars)

8.

Share Capital

Authorized: unlimited common shares without par value.

Private Placements During the Period Ended May 31, 2013:

In October 2012, the Company issued 4,000,000 units at a price of CDN$0.25 per unit for gross proceeds of $1,007,900 (CDN$1,000,000).  Each unit is comprised of one common share of the Company and one transferable share purchase warrant.  Each warrant entitles the holder to purchase one common share of the Company at a price of CDN$0.40 exercisable on or before October 25, 2015. The warrants were valued at $830,975.  Agent’s options were issued to acquire 400,000 units of the Company (valued at $90,995) under the same terms of the private placement and are exercisable at CDN$0.25 on or before October 25, 2015.  The common shares are subject to the Exchange four month hold policy which ends on February 26, 2013.  The Company paid $50,395 of share issuance costs in relation to the private placement.

In January 2013, the Company issued 1,998,400 units at a price of CDN$0.25 per unit for gross proceeds of $502,098 (CDN$499,600).  Each unit is comprised of one common share of the Company and one transferable share purchase warrant.  Each warrant entitles the holder to purchase one common share of the Company at a price of CDN$0.40 exercisable on or before January 4, 2016.  The warrants were valued at $448,240.  Agent’s options were issued to acquire 97,200 units of the Company (valued at $23,693) under the same terms of the private placement and are exercisable at CDN$0.25 on or before January 4, 2016.  The common shares are subject to the Exchange four month hold policy which ends on May 3, 2013.  The Company paid $24,422 of cash share issuance costs in relation to the private placement.

In April 2013, the Company issued 3,260,000 units at a price of CDN$0.50 per unit for gross proceeds of $1,605,877 (CDN$1,630,000).  Each unit is comprised of one common share of the Company and one half of a transferable share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of the Company at a price of CDN$0.75 exercisable on or before October 2, 2014.  Agent’s options were issued to acquire 102,000 units of the Company (valued at $36,206) under the same terms of the private placement and are exercisable at CDN$0.50 on or before October 2, 2014.  The common shares are subject to the Exchange four month hold policy which ends on August 4, 2013.  The Company paid $50,245 of cash share issuance costs in relation to the private placement.

Escrow Shares

An aggregate of 2,500,000 common shares were held in escrow pursuant to an Escrow Agreement dated April 29, 2008.  Of these shares, as at May 31, 2013, Nil shares remain in escrow.

An aggregate of 4,119,386 common shares were held in escrow pursuant to an Escrow Agreement dated April 7, 2010. The shares are subject to release provisions, with 10% being released upon closing of the reverse takeover and the balance as to 15% every six months. Of these shares, as at May 31, 2013, Nil remain in escrow.  The remaining 5,880,614 common shares are subject to resale restrictions over a period of three years, with 10% being free-trading, and the remaining shares subject to resale restrictions, as to 15% becoming free-trading every six months.

Performance Shares

There were 10,000,000 performance shares set aside for officers, directors and employees of Stellar based on meeting milestones related to completion of method development for commercial-scale manufacture of KLH, compilation and regulatory submittal of all required chemistry, manufacturing and control data and completion of preclinical toxicity and immunogenicity testing of products.

Stellar Biotechnologies, Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the Nine Months Ended May 31, 2013

(Expressed in US Dollars)

8.

Share Capital (continued)

During the year ended August 31, 2011, the Company reached the first performance share milestone and issued 3,333,335 shares of the Company to the individuals named in the Performance Share Plan.  Accordingly, $930,000 was transferred from shares to be issued to share capital.

During the year ended August 31, 2012, the Company reached the final two share milestones and issued 1,313,130 shares of the Company to non-director individuals named in the Performance Share Plan.  Accordingly, $366,363 was transferred from shares to be issued to share capital.  As at May 31, 2013, there are 5,353,535 performance shares outstanding to be issued.

During the nine months ended May 31, 2013, $Nil (2012 - $837,000) was recorded as share-based payments representing the measurement of vested performance shares during the period.

Warrants

A summary of the Company’s outstanding warrants is as follows:

	Number of Warrants	Weighted Average Exercise Price
		CDN $
Balance, as at August 31, 2011	13,079,326	$ 0.65

Exercised	(2,318,600)	0.37
Expired	(2,702,126)	0.40

Balance, as at August 31, 2012	8,058,600	$ 1.01

Granted	8,227,600	0.46
Expired	(1,905,600)	0.52
Balance, as at May 31, 2013	14,380,600	$ 0.57

The weighted average trading price at the date the warrants were exercised during the nine months ended May 31, 2013 was $Nil (year ended August 31, 2012 - CDN$0.41).

The following table summarizes information about the warrants outstanding as at May 31, 2013:

CDN Exercise Price	Number of Warrants	Expiry Date

CDN $
$0.71	6,153,000	November 14, 2013	(Note 15)
$0.75	1,630,000	October 2, 2014
$0.50	102,000	October 2, 2014	Agent options
$0.40	4,000,000	October 25, 2015
$0.25	400,000	October 25, 2015	Agent options
$0.40	1,998,400	January 4, 2016	(Note 15)
$0.25	97,200	January 4, 2016	Agent options

	14,380,600

Stellar Biotechnologies, Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the Nine Months Ended May 31, 2013

(Expressed in US Dollars)

8.

Share Capital (continued)

Warrant Liability – Warrants Issued With Canadian Dollar Exercise Prices

Equity offerings were completed whereby warrants were issued with exercise prices denominated in Canadian dollars.   The Company’s functional currency is in US dollars.  As a result of having exercise prices denominated in other than the Company’s functional currency, these warrants meet the definition of derivatives and are therefore classified as derivative liabilities measured at fair value with adjustments to fair value recognized through the condensed interim consolidated statements of loss and comprehensive loss.

The fair value of the warrants was determined using the Black-Scholes option pricing model at the end of each reporting period.  Upon exercise of the warrants, the fair value of warrants included in derivative liabilities was reclassified to equity.

The fair value of warrants exercised during the nine months ended May 31, 2013 and 2012 was determined using the Black-Scholes option pricing model, using the following assumptions:

	2013	2012
Risk free interest rate	N/A	2.49%
Expected life (years)	N/A	0.11
Expected share price volatility	N/A	110%

The fair value of warrants granted was determined using the Black-Scholes option pricing model, using the following weighted average assumptions at the end of each reporting period:

	2013	2012
Risk free interest rate	1.18%	N/A
Expected life (years)	2.79	N/A
Expected share price volatility	122%	N/A
Expected dividend yield	0%	N/A

Option pricing models require the input of highly subjective assumptions regarding volatility.  The Company has used historical volatility to estimate the volatility of the share price.

Options

The Company has a stock option plan (“the Plan”) to be administered by the Board of Directors, which has the discretion to grant options for up to a maximum of 20% of the issued and outstanding share capital amount and subject to a maximum of 8,785,000 shares.  The minimum exercise price which a stock option may be granted is CDN$0.10.  Stock options granted to directors, officers, employees and consultants are subject to the following vesting schedule:

(a)

One-third shall vest immediately;

(b)

One-third shall vest 12 months from the Effective Date; and

(c)

One-third shall vest 18 months from the Effective Date.

Stock options granted to investor relations vest over a period of not less than 12 months as to 25% on the date that is three months from the date of grant, and a further 25% on each successive date that is three months from the date of the previous vesting.

Stellar Biotechnologies, Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the Nine Months Ended May 31, 2013

(Expressed in US Dollars)

8.

Share Capital (continued)

Options have been issued under the Plan allowing the holders to purchase common shares of the Company as follows:

	Number of Options	Weighted Average Exercise Price
		CDN $

Balance, as at August 31, 2011	4,254,600	$ 0.43

Granted	1,809,600	0.40
Exercised	(170,000)	0.28
Forfeited	(105,000)	0.77
Balance, as at August 31, 2012	5,789,200	$ 0.42

Granted	1,200,000	0.43
Forfeited	(116,666)	0.56
Balance, as at May 31`, 2013	6,872,534	$ 0.42

The weighted average trading price at the date the options were exercised during the nine months ended May 31, 2013 was $Nil (year ended August 31, 2012 - CDN$0.33).

Stellar Biotechnologies, Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the Nine Months Ended May 31, 2013

(Expressed in US Dollars)

8.

Share Capital (continued)

The following table summarizes information about the options under the Plan outstanding and exercisable as at May 31, 2013:

CDN Exercise Price	Number of Options	Exercisable at February 28, 2013	Expiry Date

$0.25	250,000	125,000	October 23, 2015
$0.28	2,265,000	2,265,000	April 9, 2017
$0.25	55,000	55,000	May 17, 2017
$0.28	70,000	70,000	June 17, 2017
$0.28	20,000	20,000	June 28, 2017
$0.28	70,000	70,000	July 13, 2017
$0.64	70,000	70,000	October 25, 2017
$1.00	60,000	60,000	February 10, 2018
$0.65	1,306,267	1,306,267	August 8, 2018
$0.50	5,000	5,000	September 26, 2018
$0.40	76,667	53,334	December 22, 2018
$0.42	1,667	1,667	February 16, 2019
$0.42	1,232,933	829,733	April 13, 2019
$0.42	50,000	33,333	April 26, 2019
$0.29	90,000	30,000	June 18, 2019
$0.37	150,000	50,000	August 9, 2019
$0.37	150,000	50,000	August 16, 2019
$0.25	75,000	25,000	October 23, 2019
$0.25	215,000	71,667	December 19, 2019
$0.58	560,000	186,667	May 14, 2020
$0.58	100,000	33,333	May 23, 2020
	6,872,534	5,411,001

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.  The estimated fair value of the stock options granted during the nine months ended May 31, 2013 and 2012 was determined using a Black-Scholes option pricing model with the following weighted average assumptions:

	2013	2012
Risk free interest rate	1.55%	1.64%
Expected life (years)	6.17	7.0
Expected share price volatility	123%	158%
Expected dividend yield	0%	0%

The average fair value of stock options awarded during the period was $0.38 and $0.41 respectively.

Stellar Biotechnologies, Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the Nine Months Ended May 31, 2013

(Expressed in US Dollars)

9.

Related Party Disclosures

For the nine months ended May 31, 2013, the Company had the following transactions with key management personnel.  There are no other related parties as defined by IAS 24.

a)

Paid or accrued salaries of $381,356 (2012 - $789,816) to directors, former directors and officers of the Company and their family members;

b)

Paid or accrued short-term employee benefits of $73,687 (2012 - $46,441) to directors, former directors and officers of the Company and their family members;

c)

Paid or accrued director fees of $9,400 (2012 - $37,680) to directors and former directors of the Company;

d)

Paid or accrued consulting fees of $14,325 (2012 - $44,383) to directors, former directors and officers of the Company;

e)

Paid or accrued professional fees of $40,451 (2012 - $48,626) to an officer of the Company;

f)

The share-based payments to directors, family members of directors, former directors and officers of the Company during the nine months ended May 31, 2013 were $320,872 (2012 - $1,238,347). Share-based payments are the vested fair value of the options granted plus the vested value of performance shares.

As at May 31, 2013, the Company owed $155 (2012 - $13,800) to directors and officers of the Company for consulting fees and expense reimbursements which are included in accounts payable and accrued liabilities on the condensed interim consolidated statements of financial position.

On August 14, 2002, the Company entered into an agreement to pay royalties to a director and officer in exchange for assignment of patent rights to the Company.  The royalty is 5% of gross receipts in excess of $500,000 annually from products using this invention.   The Company’s current operations utilize this invention.  The royalties for the nine months ended May 31, 2013 were $Nil (2012 - $Nil).

10.

Loss Recovery

A shipment of KLH was damaged by a vendor.  The vendor agreed to reimburse the Company for the value of the KLH.  In accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, the loss recovery was recorded during the year ended August 31, 2012 when the realization of income was virtually certain.

11.

Supplemental Disclosure of Non-Cash Transactions

Supplemental disclosure of non-cash financing and investing activities include the following:

	May 31, 2013	May 31, 2012

Financing activities:
Share issuance costs – agent’s options	$ 150,894	$ -
Warrant valuations on private placements	1,749,003	-
Transfer to share capital on exercise of warrants	-	190,425
Cash paid during the period for taxes	800	800
Cash paid during the period for interest	-	-

Stellar Biotechnologies, Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the Nine Months Ended May 31, 2013

(Expressed in US Dollars)

12.

Financial Instruments and Risk Management

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, foreign exchange risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Capital Management

The Company manages its capital to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders, and to have sufficient funds on hand for business opportunities as they arise.

The Company considers the items included in share capital as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through short-term prospectuses, private placements, sell assets, incur debt, or return capital to shareholders. As at May 31, 2013, the Company does not have any debt and is not subject to externally imposed capital requirements.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows from a financial instrument will fluctuate as a result in market interest rates.  The Company is exposed to interest rate risk to the extent that the cash maintained at the financial institutions included in the Company’s cash and cash equivalents are subject to a floating rate of interest.

The interest rate risks on cash are not considered significant.

Foreign Exchange Risk

The Company incurs operating expenses and capital expenditures mostly in US dollars, with some operating expenses incurred in Canadian dollars which are subject to foreign currency fluctuations. The fluctuation of the US dollar in relation to Canadian dollars will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.  At May 31, 2013, the US dollar was equal to 1.03381 Canadian dollars.  The currency risk is considered to be insignificant.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents and amounts receivable.  Management’s assessment of the Company’s credit risk for cash and cash equivalents is low as cash and cash equivalents are held in financial institutions believed to be credit worthy.  The Company limits its exposure to credit loss by placing its cash with major financial institutions and invests only in short-term obligations.

Approximately 83% of the Company’s commercial sales and contract income during the nine months ended May 31, 2013 were from two customers (2012 - 93% from two customers). All of the grant revenue during the nine months ended May 31, 2013 was received from NSF (2012 - 100% from NSF).

Approximately 83% of the Company’s amounts receivables at May 31, 2013, were from three customers (August 31, 2012 - 77% from three customers), Nil% were from the NSF grants (August 31, 2012 - Nil) and 17% from GST refund (August 31, 2012 - 15%).

Stellar Biotechnologies, Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the Nine Months Ended May 31, 2013

(Expressed in US Dollars)

12.

Financial Instruments and Risk Management (continued)

While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote.  The Company estimates its maximum credit risk for amounts receivable at the amount recorded on the statement of financial position.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short term obligations.  As at May 31, 2013, the Company had a cash and cash equivalents balance of $1,788,684 (August 31, 2012 - $998,998) to settle current liabilities of $339,267 (August 31, 2012 - $562,131).

Fair Value

The fair value of the Company’s financial instruments is believed to equal the carrying amounts due to the short terms to maturity.

Fair value measurement disclosures include classification of financial instrument fair values in a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements, described as follows:

Level 1:

Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:

Valuations based on directly or  indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1  prices such  as quoted interest or  currency exchange rates;  and

Level 3:

Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

The Company’s fair value of cash and cash equivalents under the fair value hierarchy is measured using Level 1 inputs and fair value of the warrant liability is measured using Level 2 inputs.

13.

Correction of Error

The comparative amounts have been adjusted to reflect the correction of an error described in the audited consolidated financial statements for the year ended August 31, 2012.

Stellar Biotechnologies, Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the Nine Months Ended May 31, 2013

(Expressed in US Dollars)

14.

Segment Information

The Company operates in one reportable segment, the aquaculture, research and development, production and marketing of KLH products.  The Company’s operations are in California, USA, and its corporate assets, comprising mainly cash, are located in Canada.

	KLH Operations (USA)	Corporate (Canada)	Total
	May 31, 2013
Total assets	$ 1,263,217	$ 971,018	$ 2,234,235
Current liabilities	335,541	3,726	339,267
Warrant liability	-	5,011,775	5,011,775
Revenues from external parties	250,422	-	250,422
Net loss	(1,725,164)	(3,856,155)	(5,581,319)

		May 31, 2012
Total assets	$ 1,521,392	$ 990,997	$ 2,512,389
Current liabilities	364,770	3,074	367,844
Warrant liability	-	117,229	117,229
Revenues from external parties	236,776	-	236,776
Net loss	(2,779,179)	(706,595)	(3,485,774)

15.

Events After the Reporting Period

Subsequent to May 31, 2013:

a)

Subsequent to the period ended May 31, 2013, 380,000 warrants to purchase an equal number of common shares at a price of CDN$0.71 per share were exercised for gross proceeds of CDN$269,800 and 100,000 warrants to purchase an equal number of common shares at a price of CDN$0.40 per share were exercised for gross proceeds of CDN$40,000.